400 Howard Street San Francisco, CA 94105 1-800-iShares (1-800-474-2737) www.iShares.com

March 5, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: iShares Trust (the “Trust”)

    (Securities Act File No. 333-92935; Investment Company Act File No. 811-09729)

    Request for Withdrawal of Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust’s post-effective amendment filed with respect to the iShares MSCI Japan IMI ETF (the “Fund”). The post-effective amendment was filed on Form N-1A, as referenced below, and has not become effective as of the date of this letter.

Registered Fund Name	Series Identifier	Post-Effective Amendment No.	Initial Filing Date

iShares MSCI Japan IMI ETF	S000066114	2,119	5/20/2019

The Trust has also filed subsequent 485BXT filings for the sole purpose of extending the original effective date of the initial filing. The most recent 485BXT filing was filed on February 27, 2025 and is scheduled to become effective on March 28, 2025. The Trust also respectfully requests the withdrawal of each 485BXT filing.

Subsequent to the filings, the Trust decided not to go forward with the offering of the Fund as a series of the Trust. No securities were sold in connection with the offering.

If you have any questions, please call Benjamin J. Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares Trust

By:	/s/ Trent W. Walker
Trent W. Walker
Treasurer and Chief Financial Officer